AB 11/8

06050945

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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SEC MAIL PROCESSING SECTION RECEIVED NOV 03 2006 WASH, D.C. 213

ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER 8- 35021

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING September 1, 2005 (MM/DD/YY) AND ENDING August 31, 2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Beerbaum & Beerbaum Financial & Insurance Services, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5881 Roblar Road
(No. and Street)

Petaluma	California	94942
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Hans N. Beerbaum — (707) 664-8535 (Area Code — Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Breard & Associates, Inc. Certified Public Accountants
(Name — if individual, state last, first, middle name)

9221 Corbin Avenue, Suite 170	Northridge	California	91324
(Address)	(City)	(State)	Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
NOV 08 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Hans N. Beerbaum, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Beerbaum & Beerbaum Financial & Insurance Services, Inc., as of August 31, 2006 are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

State of California
County of Sonoma
Subscribed and sworn (or affirmed) to before me this 18th day of October, 2006

Notary Public

Signature

President
Title

KENNETH S. JACOBS
COMM. #1470913
NOTARY PUBLIC - CALIFORNIA
SONOMA COUNTY
MY COMM. EXPIRES MARCH 12, 2008

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in ~~Financial Condition.~~ Cash Flows
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SEC Mail Processing Section
RECEIVED
WASH. D.C.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.

Report Pursuant to Rule 17a-5 (d)

Financial Statements

For the Year Ended August 31, 2006

ab

BREARD & ASSOCIATES, INC.
Certified Public Accountants

Independent Auditor's Report

Board of Directors
Beerbaum & Beerbaum Financial and Insurance Services, Inc.

We have audited the accompanying statement of financial condition of Beerbaum & Beerbaum Financial and Insurance Services, Inc. (the Company) as of August 31, 2006, and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Beerbaum & Beerbaum Financial and Insurance Services, Inc. at August 31, 2006, and the results of their operations and their cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 10 to the financial statements, the Company has been barred from any securities business and has had key commission agent resign, which raises substantial doubt about its ability to continue as a going concern. Management's plans in regard to these matters are also described in Note 10. The financial statements do not include any adjustments that might result from the outcome of this uncertainty.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I, II, III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 10, 2006

We Focus & Care[SM]

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Statement of Financial Condition
August 31, 2006

Assets

Cash and cash equivalents	$ 152
Furniture, equipment and automobile, net	7,595
Cash surrender value of life insurance	116,031
Total assets	$ 123,778

Liabilities & Stockholders' Equity

Liabilities	
Accounts payable and accrued expenses	$ 301
Bank line of credit	47,184
Loan payable	6,624
Credit card payable	21,185
Life insurance loan payable	7,990
Total liabilities	83,284
Stockholders' equity	
Common stock, $0.50 par value; 10,000 shares authorized; 1,000 issued and outstanding	500
Additional paid-in capital	18,051
Retained earnings	21,943
Total stockholders' equity	40,494
Total liabilities & stockholders' equity	$ 123,778

The accompanying notes are an integral part of these financial statements.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Statement of Income
For the Year Ended August 31, 2006

Revenues	
Commissions	$ 208,777
Translation income	13,254
Gains (losses) on cash surrender value of life insurance	4,885
Interest and dividends	1,492
Other income	4,652
Total revenue	233,060
Expenses	
Employee compensation and benefits	59,532
Commissions	92,600
Communications	4,784
Occupancy and equipment rental	1,250
Interest	4,904
Taxes, other than income	14,773
Other operating expenses	53,346
Total expenses	231,189
Net income (loss) before income tax provision	1,871
Income tax provision	800
Net income (loss)	$ 1,071

The accompanying notes are an integral part of these financial statements.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Statement of Changes in Stockholders' Equity
For the Year Ended August 31, 2006

	Common Stock	Additional Paid–In Capital	Retained Earnings	Total
Balance at August 31, 2005	$ 500	$ 18,051	$ 20,872	$ 39,423
Net income (loss)	–	–	1,071	1,071
Balance at August 31, 2006	$ 500	$ 18,051	$ 21,943	$ 40,494

The accompanying notes are an integral part of these financial statements.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Statement of Changes in Cash Flows
For the Year Ended August 31, 2006

Cash flow from operating activities		
Net income (loss)		$ 1,071
Adjustments to reconcile net income (loss) to net cash and cash equivalents provided by (used in) operating activities:		
Depreciation	$ 4,436	
(Increase) decrease in:		
Receivable from officer, unsecured	2,000	
Cash surrender value of life insurance	(5,552)	
(Decrease) increase in:		
Accounts payable and accrued expenses	(3,234)	
Credit card payable	16,535	
Pension payable	(9,410)	
Total adjustments		4,775
Net cash and cash equivalents provided by (used in) operating activities		5,846
Net cash and cash equivalents provided by (used in) investing activities		-
Cash flows from financing activities		
Repayments of bank line of credit	(3,724)	
Repayments of loan payable	(2,604)	
Proceeds of loan from life insurance	366	
Net cash and cash equivalents provide by (used in) financing activities		(5,962)
Net increase (decrease) in cash and cash equivalents		(116)
Cash and cash equivalents at the beginning of the year		268
Cash and cash equivalents at the end of the year		$ 152
Supplemental disclosure of cash flow information		
Cash paid during the year		
Income taxes	$ 825	
Interest	$ 4,904	

The accompanying notes are an integral part of these financial statements.

Note 1: GENERAL AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

General

Beerbaum & Beerbaum Financial and Insurance Services, Inc. (the "Company") was formed as a California Corporation in September, 1983. As a broker/dealer in the securities industry the Company sells mutual funds, variable annuities and insurances. The Company is a member of the National Association of Securities Dealers Regulation ("NASDR"), and the Securities Investors Protection Corporation ("SIPC").

The Company also performs non-securities related business to a very limited number of customers, translating Russian science journal to English. This income is referred to as translation income. The Company earned approximately 6% of its total revenue from non-securities based translation income.

Summary of Significant Accounting Policies

The presentation of financial statements in conformity with accounting principles generally accepted in United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and equipment are stated at cost. Repairs and maintenance to these assets are charged to expense as incurred; major improvements enhancing the function and/or useful life are capitalized. When items are sold or retired, the related cost and accumulated depreciation are removed from the accounts and any gains or losses arising from such transactions are recognized. Furniture and equipment are depreciated over their estimated useful lives ranging from five (5) to seven (7) years by the straight-line method.

For purposes relating to the statement of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents. The Company also includes money market accounts as cash equivalents.

Income taxes are provided for current taxes payable or refundable, and temporary differences arising from the future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. The effect of income taxes is measured based on enacted tax laws and rates.

Note 2: FURNITURE, EQUIPMENT AND AUTOMOBILE, NET

The furniture, equipment and automobile are recorded at cost and summarized by major classifications as follows:

		Depreciable Life Years
Furniture & fixtures	$ 2,950	7
Equipment	40,932	5
Automobile	10,228	5
Subtotal	54,110	
Less accumulated depreciation	(46,515)	
Furniture, equipment and automobile, net	$ 7,595	

Depreciation expense for the year ended August 31, 2006 was $4,436.

Note 3: CASH SURRENDER VALUE OF LIFE INSURANCE

The Company carries several life insurance policies on its books. These policies are owned by the Company, with the Company listed as the beneficiary. These policies are carried at their cash surrender value, with resulting gains and losses included in revenues. The face value of the life insurance policies at August 31, 2006, was $654,506, covering the officers and key personnel.

At August 31, 2006 the cash surrender value of the life insurance policies was $116,031.

At August 31, 2006 there was also a loan from one of the life insurance policies of $7,990. The cash surrender value of $47,925, on that policy, serves as collateral for the loan.

Note 4: BANK LINE OF CREDIT

The Company has a line of credit agreement with Wells Fargo Bank under which it may borrow up to $53,000. The line is unsecured. Borrowings on the line of credit bear interest at a fixed rate of 11.25%. At August 31, 2006, there was an outstanding balance of $47,184. The interest expense was $4,374 for the year.

Note 5: LOAN PAYABLE

The Company has a loan at Franklin Bank that commenced September 14, 2005 for $9,228. The loan is amortized over 3 years and is secured by personal assets. The monthly payment including principal and interest at 7.5% per annum is $287. The interest expense was $530 for the year.

Note 6: <u>CREDIT CARD PAYABLE</u>

The Company has credit card debt of $21,185. This debt is unsecured and has an interest rate of 0%.

Note 7: <u>INCOME TAXES</u>

The income tax provision for the year ended August 31, 2006 consists of the California Franchise Tax Board tax of $800.

The Company has available at August 31, 2006, unused operating loss carry-forwards, which may be applied against future taxable income, resulting in a deferred tax asset of approximately $5,853, that expires in the year 2025. A 100% valuation allowance has been established against this asset since management cannot determine if it is more likely than not that the asset will be realized.

Note 8: <u>RECENTLY ISSUED ACCOUNTING STANDARDS</u>

In December 2004, the Financial Accounting Standards Board ("FASB") issued Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based Payment"* ("FAS 123R"), which requires the measurement and recognition of compensation expense for all stock-based compensation payments including grants of employee stock options. Stock options are a valuable and important tool used by many companies as a means to motivate employees and promote business growth. This statement eliminates the ability to account for such share-based compensation transactions using the intrinsic value method as prescribed by Accounting Principles Board, or APB, Opinion No. 25, *"Accounting for Stock Issued to Employees,"* and requires that such transactions be reflected in the financial statements based upon the estimated fair value of the awards. In addition, there are a number of other requirements under the new standard that will result in differing accounting treatment than currently required. These differences include, but are not limited to, the accounting treatment for the tax benefit on employee stock options and for stock issued under an employee stock purchase plan. FASB 123R becomes effective for all reports issued after June 15, 2005. Adoption of the new standard has not had a material effect upon the financial statements of the company.

Note 9: COMPUTATION OF NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness change day to day, but on August 31, 2006, the Company had net capital of $32,899, which was $27,347 in excess of its required net capital of $5,552; and the Company's ratio of aggregate indebtedness ($83,284) to net capital was 2.53 to 1, which is less than the 15 to 1 maximum ratio allowed.

Note 10: CONTINGENCIES

Going Concern

The Company has been barred from any securities or investment business. A licensed NASD principal (Series 24) is not registered with the firm. The Company can not engage in any securities business. Additionally, the Company had one (1) commission selling agent that has resigned. The Company will no longer receive his income production. The NASD has recommended the closing of the firm.

The Company has vigorously defended its position. An appeal has been filed with the SEC. The Company believes it will prevail.

Note 11 RECONCILIATION OF AUDITED NET CAPITAL TO UNAUDITED FOCUS

There is a $4,602 difference between the computation of net capital under net capital Sec. Rule 15c3-1 and the corresponding unaudited FOCUS part IIA.

Net capital per unaudited schedule		$ 28,297
Adjustments:		
Non-allowable assets	$ 8,624	
Retained earnings	(4,022)	
Total adjustments		4,602
Net capital per audited statements		$ 32,899

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Schedule I - Computation of Net Capital Requirements
Pursuant to Rule 15c3-1
As of August 31, 2006

Computation of net capital

Stockholders' equity		
Common stock	$ 500	
Additional paid-in capital	18,051	
Retained earnings	21,943	
Total stockholders' equity		$ 40,494
Less: Non allowable assets:		
Furniture and equipment, net	(7,595)	
Total adjustments		(7,595)
Net Capital		32,899
Computation of net capital requirements		
Minimum net capital requirements		
6 2/3 percent of net aggregate indebtedness	$ 5,552	
Minimum dollar net capital required	$ 5,000	
Net capital required (greater of above)		5,552
Excess net capital		$ 27,347
Percentage of aggregate indebtedness to net capital	2.53:1	

There was a $4,602 difference between net capital computation shown here and the net capital computation shown on the Company's unaudited Form X-17A-5 report dated August 31, 2006. See Note 11 .

See independent auditor's report.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Schedule II - Computation for Determination of Reserve
Requirements Pursuant to Rule 15c3-3
As of August 31, 2006

A computation of reserve requirement is not applicable to Beerbaum & Beerbaum Financial and Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.
Schedule III - Information Relating to Possession or Control
Requirements Under Rule 15c3-3
As of August 31, 2006

Information relating to possession or control requirements is not applicable to Beerbaum & Beerbaum Financial and Insurance Services, Inc. as the Company qualifies for exemption under Rule 15c3-3 (k) (1).

See independent auditor's report.

Beerbaum & Beerbaum Financial and Insurance Services, Inc.

Supplementary Accountant's Report

on Internal Accounting Control

Report Pursuant to 17a-5

For the Year Ended August 31, 2006

Board of Directors
Beerbaum & Beerbaum Financial and Insurance Services, Inc.

In planning and performing our audit of the financial statements and supplemental schedules of Beerbaum & Beerbaum Financial and Insurance Services, Inc. (the Company), for the year ended August 31, 2006, we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

9221 Corbin Avenue, Suite 170
Northridge, California 91324
(818) 886-0940 • Fax (818) 886-1924

2101 Telegraph Avenue, Suite B
Oakland, California 94612
(510) 893-8080 • baicpa.com

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we considered to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at August 31, 2006 to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, National Association of Securities Dealers, Inc., and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Breard & Associates, Inc.

Breard & Associates, Inc.
Certified Public Accountants

Northridge, California
October 10, 2006